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                          January 6, 2022

       Michael Grey
       Interim Chief Executive Officer
       Spruce Biosciences, Inc.
       2001 Junipero Serra Boulevard, Suite 640
       Daly City, California 94014

                                                        Re: Spruce Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 30,
2021
                                                            File No. 333-261960

       Dear Mr. Grey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel P. Eitutis